Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue, 4th Floor

New York, NY 10019

June 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Byline Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-218362)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Byline Bancorp, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 28, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, we advise you that from June 19, 2017 through the date hereof, we have effected the following distribution of the Company’s Preliminary Prospectus dated June 19, 2017:

Preliminary Prospectus dated June 19, 2017:

3121 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
KEEFE, BRUYETTE & WOODS, INC.

As Representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong

Name:	Michele A. H. Allong
Title:	Authorized Signatory

By: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa Schultz

Name:	Lisa Schultz
Title:	Co-Head of U.S. Capital Markets Managing Director

Byline Bancorp, Inc. IPO – Signature Page to Underwriter Acceleration Request